January 6, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

ATTN: Ta Tanisha Meadows & Angela Lumley

RE:	urban-gro, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 29, 2022
File No. 1-39933

To Whom It May Concern:

We are submitting this letter on behalf of our Company, urban-gro, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 2, 2022, relating to the Company’s Annual Report on Form 10-K, filed with the Commission on March 29, 2022 (the “2021 Form 10-K”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and response letter refer to the Annual Report on Form 10-K.

Comments and Responses:

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures

Management Report on Internal Control over Financial Reporting, page 35

1.	Please state whether your internal controls over financial reporting were effective or ineffective at December 31, 2021 in accordance with Item 308(3) of Regulation S-K.

Response:

The Company acknowledges the requirement in accordance with Item 308(3) of Regulation S-K to state whether controls over financial reporting were effective or ineffective as of the date of the financial statements. For the 2021 Form 10-K, management of the Company concluded that as of December 31, 2021, the Company’s internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

In future filings, the Company will ensure that a statement on the effectiveness or ineffectiveness of controls over financial reporting will be included in Item 9A.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.	We note from your disclosure within your Business Overview that you design and engineer indoor controlled environment agriculture facilities, then integrate complex environmental equipment systems into those facilities, and provide ongoing maintenance, training, and support services through an integrated suite of services and equipment solutions. Please expand your accounting policy disclosure to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from your contracts with customers as set forth in ASC 606-10-50. For example, please clarify if your design and engineering services are pursuant to contracts in which services are measured over time and how you recognize revenue. In addition, please revise to provide the disclosure required by ASC 606-10-50-5.

Response:

The Company acknowledges that it has contracts with customers for design and engineering services that are pursuant to contracts in which services are measured over time with measurable deliverables. The Company accounts for these services in accordance with ASC 606. Given that Service Revenues were less than 10% of total revenues for each of the years ended December 31, 2021 and 2020, the Company does not believe the original presentation to be misleading for this item. However, in consideration of the continued expected growth in the Company’s Service Revenues, the Company would propose to add the below disclosure in future filings, adjusted for any changes in the Company’s business that might occur. Pursuant to ASC 606-10-50-5, the company considered the appropriate level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors. In determining the appropriate disaggregation, we also considered the categories suggested in ASC 606-10-55-91: (a) the type of good or service, (b) geographical region, (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels. After analyzing these factors, the Company determined to disaggregate revenue by equipment systems, services, and consumable products from our categories of Controlled Environment Agriculture (“CEA”) and Commercial.

Note 3 - Revenue from Contracts with Customers

The Company recognizes revenue predominantly from the sale of equipment systems, services, and consumable products from its CEA and Commercial sectors. Equipment systems, services, and consumable products revenue presented within the accompanying statements of operations is reflective of the revenue generated under ASC 606, Revenue from Contracts with Customers, which requires that five basic steps be followed to recognize revenue: (1) a legally enforceable contract that meets criterial standards as to composition and substance is identified; (2) performance obligations relating to provision of goods or services to the customer are identified; (3) the transaction price, with consideration given to any variable, noncash, or other relevant consideration, is determined; (4) the transaction price is allocated to the performance obligations; and (5) revenue is recognized when control of goods or services is transferred to the customer with consideration given to whether that control happens over time or not.

The tables below present equipment systems, services, and consumable products revenue by source for the years ended December 31, 2021 and 2020:

	For the year ended December 31, 2021
	CEA	Commercial	Total	Relative percentage
Equipment systems	$55,560,126	$-	$55,560,126	89%
Services	3,102,945	1,940,819	5,043,764	8%
Consumable products	1,509,291	-	1,509,291	2%
Total	$60,172,362	$1,940,819	$62,113,181	100%
Relative percentage	97%	3%	100%

	For the year ended December 31, 2020
	CEA	Commercial	Total	Relative percentage
Equipment systems	$22,058,696	$-	$22,058,696	85%
Services	1,902,969	-	1,902,969	7%
Consumable products	1,876,252	-	1,876,252	7%
Total	$25,837,917	$-	$25,837,917	100%
Relative percentage	100%	-	100%

Note: Amounts may not calculate due to rounding.

Under ASC 606, a performance obligation is a promise in a contract with a customer, to transfer a distinct good or service to the customer. Equipment systems and consumable product contracts are lump sum contracts, which require the performance of some, or all, of the obligations under the contract for a specified amount. Service revenue contracts, which include both architectural and engineering designs, generally contain multiple performance obligations which can span across multiple phases of a project and are generally set forth in the contract as distinct milestones.

A service contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, each performance obligation is satisfied. When there are multiple performance obligations under the same service contract, the Company allocates the transaction price to each performance obligation based on the standalone selling price. In general, payment is fixed at the time of the contract and are not subject to discounts, incentives, payment bonuses, credits, and penalties, unless negotiated in an amendment.

When establishing the selling price to the customer, the Company uses various observable inputs. For equipment systems and consumable product revenues, the stand-alone selling price is determined by forecasting the expected costs of the products, and then adding in the appropriate margins established by management. For service revenues, the Company estimates the selling price by reference to certain physical characteristics of the project, which include the facility size, the complexity of the design, and the mechanical systems involved, which are indicative of the scope and complexity for those services. Significant judgments are not required with respect to the determination of the transaction price based on the nature of the selling prices of the products and services delivered and the collectability of those amounts. Accordingly, the Company does not consider estimates of variable consideration to be constrained.

The Company recognizes equipment systems, services, and consumable product revenues when the performance obligation with the customer is satisfied. For satisfaction of equipment system and consumable product revenues, the Company recognizes revenue when control of the promised good transfers to the customer, which predominately occurs at the time of shipment. For service revenues, satisfaction occurs as the services related to the distinct performance obligations are rendered or completed in exchange for consideration in an amount for which the Company is entitled. The time period between recognition and satisfaction of performance obligations is generally within the same reporting period; thus, there are no material unsatisfied or partially unsatisfied performance obligations for product or service revenues at the end of the reporting period.

Accounts receivable balances from contracts with customers within the accompanying balance sheets as of December 31, 2021, and 2020, were $8,022,553 and $976,730, respectively.

For equipment systems contracts, the Company’s predominant policy is to collect deposits from customers at the beginning of the contract and the balance of the contract payment prior to shipping. The Company does, in some cases, collect deposits or retainers as down payments on service contracts. Consumable products orders may be paid for in advance of shipment or for recurring customers with credit, payment terms of 30 days or less may be extended by the Company. Customer payments that have been collected prior to the performance obligation being recognized are recorded as customer deposit liabilities on the balance sheet. When the performance obligation is satisfied and all the criteria for revenue recognition are met, revenue is recognized. In certain situations when the customer has paid the deposit and services have been performed but the customer chooses not to proceed with the contract, the Company is entitled to keep the deposit and recognize revenue. Of the outstanding customer deposit balance of $4,878,863 at December 31, 2020, $4,813,564 was recognized as revenue in the year ended December 31, 2021. The entire customer deposit balance of $2,915,406 at December 31, 2019 was recognized as revenue in the year ended December 31, 2020.

* * * * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (720) 390-3880.

Very truly yours,

/s/ Bradley Nattrass
Bradley Nattrass, CEO
urban-gro, Inc.